1.   John D Goggins
       2.   a)
            b)**
       3.
       4.   Source of Funds. PF
       5.   n/a
       6.   United States
       7.   Sole voting power: 832,688
       8.   Shared voting power: 0
       9.   Sole Dispositive Power 832,688
      10.   Shared Dispositive Power 0
      11.   Aggregate  Beneficially owned by each reporting person 832,688
      12.   n/a
      13.   Percent of class represented by amount in row (11) 14.4%
      14.   IN

Item 1.		Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "common stock") ofIndustrial Technologies, Inc,, a Delaware corporation (the "issuer"), whose principal executive offices arelocated at 70 CASCADE BOULEVARD, MILFORD, CONNECTICUT 06460.

Item 2.		Identity and Background

a) John D. Goggins  ("Reporting Person")
b) 730 S. Rochester Rd., Rochester Hills, MI 48307
c) Businessman/Investor
d) During the past five years, the reporting person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); has notbeen a party to any civil proceeding of a judicial or administrative body ofcompetent jurisdiction, as a result of which such reporting person was or is subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e) United States of America

Item 3.		Source and Amount of Funds or other Consideration.

Securities reported in Item 5 were acquired for $269,000 through the use of personal funds.

Item 4.		Purpose of Transaction

 The reporting person acquired 832,688 shares of Common Stock for purposes of investment and possibly making changes in the present board of directors of the issue, possibly making changes in the number or term of directors of the issues, possibly filling any existing vacancies on the board. The reporting person may make additional purchases of common stock of the issuer either in the open market or in private transactions,depending on the reporting persons evaluation of the issuer's business prospects, and financial condition, the market for the securities of the issuer, availability of other opportunities and general economic conditions, and other future developments. The reporting person does have plans to vote and make proposals which relate to or may result in changes in the present board of directors, changes in the number or term of directors, or to fill any existing vacancies on the board.

Item 5.  Interest in Securities of the issuer.

a),b) On Sept 10, 1999 the reporting person owned 288,339 shares of common stock ofthe issuer. From Sept 10, 1999 to Sept 20, 1999 the reporting person acquired through the open market an additional 544,349 shares of common stock of the issuer representing 14.4% of outstanding shares.

c) Prior to Sept. 10, 1999 the reporting person owned 67,000 shares of common stock which were acquired in the open market

d), e), Not applicable

Item 6. Contracts, Arrangements, Undestandings or Relationships with respect to Securities of the issuer.

   The reporting person has authorized Goggins Capital Management Co. (Investment Advisor) to vote proxies on behalf of the reporting person.

Item 7.  Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  Sept. 20, 1999            By:/s/ John D. Goggins
                                     John D. Goggins